Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2007

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: **Allianz SE**
        Form 20-F for the Fiscal Year Ended December 31, 2005
        Filed April 6, 2006
        File Number: 001-15154

Dear Dr. Perlet:

        We have reviewed your November 29, 2006 response to our September 26, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 58

Critical Accounting Policies and Estimates, page 58

Loan impairments and provisions, page 61

1.   We have read your response to comment two and your proposed disclosures. We continue, however, to believe that a sensitivity analysis would be useful to investors. Please provide to us in disclosure-type format a quantified sensitivity analysis, preferably in tabular form, using those factors that are likely to have the most significant impact on the estimate.

Reserves for insurance and investment contracts, page 63

2.   Refer to your response to comment 3(a). Please revise this proposed presentation to include the same type of information related to the IBNR portion of your reserves.

3.   Refer to your response to comment 3(b). While we recognize that your reserving process is not done at the consolidated level, we still feel that a discussion of each of these issues is appropriate. If such a discussion needs to be made at the lower local level that you discuss then consider the need to provide this discussion at that level. If not, then a broader discussion of the company as a whole that indicates that not all methods are applied in all jurisdictions seems appropriate.

4.   Refer to your response to comments 3(d) and (e). We recognize that your reserving process is distinct in that it is done over many jurisdictions. However we feel that this discussion is extremely important in understanding the volatility of these reserve amounts. Please provide this discussion at a level within your company based on the way the reserves are being set.

5.   We have read your response to comment four and your proposed disclosure. It appears as though the investment rate is one of the most important assumptions made in determining the DAC and PVFP amortization. Therefore, please provide us in disclosure type format a sensitivity discussion that incorporates the impact that reasonably likely changes in the investment rate would have on amortization and your operations. Also include a better discussion of what the recoverability ratio is and how it can be used by an investor.

Executive Summary, page 67

Operating Profit, page 68

6.   We note your response to comment five and your proposed disclosures. We continue to believe that presentation of a "consolidated" segment profit or loss measure has no authoritative meaning outside of the SFAS No. 131 required reconciliation in the footnotes to the company's consolidated financial statements. Furthermore, it appears that this non-GAAP measure excludes recurring items, such as investment income and realized gains or losses from investment transactions. We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

- there is a past pattern of these items occurring in each reporting period;
- the financial impact of these items will not disappear or become immaterial in the future; and
- there is no unusual reason that the company can substantiate to identify the special nature of these items.

If the justification for the use of this consolidated non-GAAP measure is linked to the compensation plans of management, additional disclosure would be necessary to demonstrate the usefulness of the measure to investors. Therefore if you plan to include this measure in your filing, please provide us with a revised analysis in disclosure-type format that addresses the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensated for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors and, for each recurring item, a discussion that explains the substance for why it is appropriate to exclude it.

Liquidity and Capital Resources, page 113

Debt and Capital Funding, page 116

Reduction of non-strategic assets by Dresdner Bank, page 117

7.   Refer to your response to comment six. Your original disclosure in the Form 20-F indicates that this "mandatory exchangeable" structure allowed you to "benefit from a portion of Allianz AG's future share price appreciation." It is unclear to us based on this revised disclosure and your additional discussion how this occurs. Please explain to us how the placement by an independent third party impacts your operations since it seems that this placement is independent of your operations.

Consolidated Cash Flow Statements, page F-4

8.   We have read your response to comment 11 and we are still evaluating your response at the present time. We may have further comments.

Notes to the Allianz Group's Consolidated Financial Statements

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

9.   Refer to your response to comment 12. Please tell us the basis for your
        conclusion that the disclosure requirements of paragraph 39A are not currently
        effective.

10.   Refer to your response to comment 12. Provide us references to the literature that
        supports your accounting treatment of traditional and unit linked contracts issued
        in France, Italy, and the United States as insurance contracts, but "do not
        incorporate significant insurance risk at a portfolio level."

Reserves for loss and loss adjustment expenses, page F-64

11.   We have read your response to comment 13. Please refer to the table "changes in
        historical reserves for unpaid loss and LAE property-casualty insurance segment
        gross of reinsurance" for 10 years on page 29 and the similar table for five years
        on F-65 in which you have excluded loss reserve information related to
        subsidiaries disposed on a retrospective basis. We do not believe that your
        presentation complies with Industry Guide 6 because the financial information in
        the tables does not agree to the company's historical financial statements and it
        excludes certain of the company's reserve development history. Please provide us
        revised tables that include loss reserve information of subsidiaries disposed either
        a) together with subsidiaries not disposed with disclosure of how you have
        presented it therein or b) as separate tables consisting only of subsidiaries
        disposed. Regarding the assertion in your response that your current presentation
        prevents "an artificial run-off gain from the reduction in liabilities," please
        explain to us why a presentation that includes the disposed subsidiaries would
        have to reflect such a gain.

24 Premiums earned (net), page F-77

12.   We have read your response to comment 14 and we are still evaluating your
        response at the present time. We may have further comments.

42 Contingent liabilities, commitments, guarantees, and assets pledged and collateral,
page F-96

Litigation, page F-96

13.   We have read your response to comments 15 and 16 and believe the additional
        information you provided would be useful to investors. Please confirm that you
        will include this additional information in the 2006 20-F.

<u>47 Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America, page F-110</u>

<u>Valuation and recognition differences, page F-111</u>

<u>(l) Share based compensation, page F-119</u>

14.   We have read your response to comment 22 and believe additional information would be useful to investors in order to understand why the Class B Plan is classified as an equity settled plan under US GAAP. Please provide to us in disclosure type format a revised discussion that provides this information and addresses how the "reasonable period of time" criterion has been met.

* * * *

        Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief
                                                Accountant